NAME OF ORGANIZATION: Sanford C. Bernstein & Co., LLC

ADDRESS: 1345 Avenue of the Americas,
New York, NY 10105

DATE: February 26, 2021

BOARD OF DIRECTORS
NEW YORK STOCK EXCHANGE, INC.
C/O DATA CONTROL SECTION
20 BROAD STREET, 22ND FLOOR
NEW YORK, NY 10005

Gentlemen:

WE, THE UNDERSIGNED, members or allied members of

Sanford C. Bernstein & Co., LLC
_____
(Member of Organization)

have caused an examination of our financial statements to be made in accordance with generally accepted auditing standards and prescribed regulations.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial statements for the year ended December 31, 2020 represent the true and correct financial position, results of operations and changes in financial position of our organization, and will be made available to those members and allied members whose signatures do not appear below.

Gary Krueger

Gary Krueger   Chief Financial Officer
_____   _____

STATE OF NEW YORK   )
)   SS.
COUNTY OF NEW YORK   )

Sworn to before me this

26th day of February, 2021

Richard T Schnell

Richard T Schnell


Notarized online using audio-video communication